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        UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13G

            Under the Securities Exchange Act of 1934
                       (Amendment No. 3)*

                 Barrett Business Services, Inc.
                        (Name of Issuer)

                  Common Stock, $0.01 par value
                 (Title of Class of Securities)

                           68463 10 8
                         (CUSIP Number)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
















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Item 1:   Name of reporting person; S.S. or I.R.S. identification
          no. of above person:

          Nancy B. Sherertz; ###-##-####

Item 2:   Check the appropriate box if a member of a group:

          (a)

          (b)

Item 3:   SEC use only:

Item 4:   Citizenship or place of organization:

          United States of America

Number of shares beneficially owned by each reporting person with:

Item 5:   Sole voting power:

          1,540,000

Item 6:   Shared voting power:

          0

Item 7:   Sole dispositive power:

          1,540,000

Item 8:   Shared dispositive power:

          0

Item 9: Aggregate amount beneficially owned by each reporting person:

          1,540,000

Item 10: Check box if the aggregate amount in row (9) excludes certain shares:

          N/A

Item 11:  Percent of class represented by amount in row 9:

          22.70

Item 12:  Type of reporting person:

          IN
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Item 1(a)      Name of Issuer:

               Barrett Business Services, Inc.


Item 1(b)      Address of Issuer's Principal Executive Offices:

               4724 S.W. Macadam Avenue
               Portland, Oregon  97201


Item 2(a)      Name of Person Filing:

               Nancy B. Sherertz


Item 2(b)      Address of Principal Business Office, or, if none,
               Residence:

               27023 Rigby Lot Road
               Easton, Maryland  21601


Item 2(c)      Citizenship:

               United States of America


Item 2(d)      Title of Class of Securities:

               Common Stock, $.01 par value


Item 2(e)      CUSIP Number:

               68463 10 8


Item 3         If this statement is filed pursuant to Rules
               13d-1(b) or 13d-2(b), check whether the person filing is a:

               Not applicable

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Item 4         Ownership.

               The following information is as of December 31, 1996:

               (a)  Amount Beneficially Owned:

                    1,540,000 shares

               (b)  Percent of Class:

                    The shares represent 22.70 percent of the class

               (c)  Number of shares as to which such person has:

                    (i)    Sole power to vote or to direct the
                           vote:  1,540,000

                    (ii)   Shared power to vote or to direct the
                           vote:  0

                    (iii)  Sole power to dispose or to direct the
                           disposition of:  1,540,000

                    (iv)   Shared power to dispose or to direct
                           the disposition of:  0


Item 5         Ownership of Five Percent or Less of a Class:

               Not applicable


Item 6         Ownership of More Than Five Percent on Behalf of
               Another Person:

               Not applicable


Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

               Not applicable


Item 8         Identification and Classification of Members of the
               Group:

               Not applicable

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Item 9         Notice of Dissolution of Group:

               Not applicable


Item 10        Certification:

               Not applicable



                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.




                                   February 13, 1997



                                   /s/ Nancy B. Sherertz
                                   ______________________________
                                   (Signature)



                                   Nancy B. Sherertz
                                   ------------------------------


ATTENTION:     Intentional misstatements or omissions of fact
               constitute federal criminal violations (See 18 USC
               1001)

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